LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427



                                                September 22, 2006



Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

Re:   Alternative Construction Company, Inc.
      Registration Statement on Form SB-2
      Response to SEC comment letter dated August 7, 2006 (the "Comment Letter") File No. 333-129191

Dear Ms. Long:


      We are filing herewith Amendment No. 10 to the Registration Statement. With one change made in response to the Staff's comments given to Mr. Bruce Harmon.

      As discussed with the Staff, the Company has submitted an acceleration request with respect to this Registration Statement requesting an effective date of September 25, 2006 at 2 p.m. Kindly contact the undersigned (212-810-2430) to coordinate this request or if there are any other questions.



                                        Very truly yours,


                                        /s/ Thomas G. Amon
                                        ----------------------------------------
                                            Thomas G. Amon


      Cc:   Alternative Construction Company, Inc.
            Liebman Goldberg & Drogin LLP